U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-53661

CUSIP 66702Q 104

(Check One):	X .Form 10-K	.Form 20-F	.Form 11-K	.Form 10-Q	.Form N-SAR

For Period Ended: December 31, 2015

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

Part I - Registrant Information

Northsight Capital, Inc.
Full Name of Registrant:

Former Name if Applicable

7740 East Evans Road, Suite A101
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260
City, State and Zip Code:

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
.	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 within the prescribed time period because it has not yet been able to complete the audit of its 2015 financial statements.  The Company intends to file its Annual Report on Form 10-K within 15 days of the due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

John Hollister	480	385-3893
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X . No      .

The company estimates that it will incur a net loss of approximately $7.9 million during the year ended December 31, 2015 (includes $5.5 million in non-cash equity based charges), compared to an actual net loss of $10 million during the prior year (includes $8 million in non-cash equity based charges).

Excluding non-cash equity based charges (including consulting, settlement, and interest expense), the estimated 2015 loss is $2.4 million, compared to $2 million in 2014.

Northsight Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016

By /s/John Venners

Name: John Venners

Title: EVP, Operations

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